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                    SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C. 20549
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                              SCHEDULE  14D-9
                    Solicitation/Recommendation Statement
                         Pursuant to Section 14(d)(4) of the
                         Securities Exchange Act of 1934
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                    High Equity Partners L.P. - Series 86
                         (Name of Subject Company)


                    High Equity Partners L.P. - Series 86
                         (Name of Person Filing Statement)

                    Units of Limited Partnership Interest
                         (Title of Class of Securities)


                              None
                    (CUSIP Number of Class of Securities)
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                         Edward W. Kerson, Esq.
                           Proskauer Rose LLP
                              1585 Broadway
                        New York, New York 10036

               (Name, Address and Telephone Number of Person
               Authorized to Receive Notice and Communications
                 on Behalf of the Person(s) Filing Statement)





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
ITEM 1.   SECURITY AND SUBJECT COMPANY

          The name of the subject partnership is High Equity Partners L.P. - Series 86 (the "Partnership"), and the address of its principal executive offices is 411 West Putnam Avenue, Greenwich, Connecticut 06830. The title of the class of equity securities to which this statement relates is Units of Limited Partnership Interest ("Units").

ITEM 2.   TENDER OFFER OF THE BIDDER

          This statement relates to an offer by Olympia Investors L.P., a Delaware limited partnership (the "Purchaser"), disclosed in a Tender Offer Statement on Schedule 14D-1 dated March 12, 1998 (the "Schedule 14D-1"), to purchase up to 235,000 Units at a purchase price of $85.00 per Unit, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated March 12, 1998 and the related Letter of Transmittal, as each may be supplemented, modified or amended from time to time (which collectively constitute the "Offer" and are contained within the Schedule. 14D-1).

          The address of the Purchaser's principal office is 100
South Bedford Road, Mount Kisco, New York 10549.

ITEM 3.   IDENTITY AND BACKGROUND

          (a) The name and business address of the Partnership, which is the person filing this statement, are set forth in Item
1 above.

          (b) (i) The general partners responsible for management of the Partnership's business are Resources High Equity, Inc., Resources Capital Corp. and Presidio AGP Corp., each a Delaware corporation (collectively, the "General Partners"). Except as described below, there are no material contracts, agreements, arrangements or understandings or any actual or potential conflicts of interest between the General Partners or their affiliates and the Partnership, its executive officers, directors or affiliates.

          The Partnership has a property management services agreement with Resources Supervisory Management Corp. ("Resources Supervisory"), an affiliate of the General Partners, to perform certain functions relating to the management of the properties of the Partnership. A portion of the property management fees are paid to unaffiliated management companies, which perform certain management functions for certain properties. For the years ended December 31,1997, 1996 and 1995, Resources Supervisory was entitled to $416,428, $435,467 and $379,720, respectively, of which $287,466, $254,005 and $196,480 respectively, was paid to unaffiliated management companies. For the administration of the Partnership, Resources Capital Corp., the Administrative General Partner, received $200,000 for each of the years ended December 31, 1997, 1996 and 1995. For managing the affairs of the Partnership, Resources Capital Corp. received a partnership asset management fee of $1,376,011, $1,406,204 and $1,406,204 for the
years ended December 31, 1997, 1996 and 1995, respectively.

          The General Partners have been allocated 5% of the net income (losses) of the Partnership, which amounted to $142,281, $112,226 and ($1,104,245) for the years ended December 31, 1997,
1996 and 1995, respectively, and received $124,721, $76,752 and $76,752 as its 5% share of distributions for such respective periods. During 1997, Wexford Management LLC, formerly an affiliate of the General Partners, received expense reimbursements of $43,361 for performing administrative services for the Partnership.

          Under the Partnership's partnership agreement, if the compensation paid to the General Partners and their affiliates over the term of the Partnership exceeds certain maximum amounts determined by formula under the partnership agreement, then, in connection with the liquidation of the Partnership, the General Partners are obligated to repay such excess to the limited partners. Although such amount can only be determined at the time of liquidation (which is not required for a number of years), it is estimated that, if the Partnership were liquidated now and realized the appraised values set forth in Item 4 below, the General Partners would be obligated to pay $4,143,191 to the limited partners. However, such amount could be reduced in connection with future Partnership operations. Through ownership of an aggregate of 45,320 Units (i.e., 7.7% of the outstanding Units) by affiliates of the General Partners (excluding Units affiliates of the General Partners may acquire from the Purchaser, as described in (b)(ii) below), the potential liability of the General Partners is effectively reduced.

          The General Partners are subject to certain conflicts of interest in connection with the Offer. Under the agreement with the Purchaser described in (b)(ii) below, an affiliate of the General Partners has agreed, among other things, to cooperate, and to cause the General Partners to cooperate, to facilitate the Offer and to take a neutral stance with respect to the Offer. In addition, the partnership agreement provides that, without the concurrence of the General Partners, a majority in interest of the limited partners may vote to remove the General Partners or amend the partnership agreement (including amending certain fees and compensation payable or authorized to be payable to the General Partners or their affiliates); the ownership of a large block of Units by any person increases the likelihood the General Partners may be removed or the partnership agreement may be amended, should that person become a limited partner or otherwise acquire the voting rights of a limited partner. In addition, since the property management arrangements between affiliates of the General Partners and the Partnership are terminable, removal of the General Partners or the amendment of the partnership agreement could result in a reduction of management fee income from the Partnership to such affiliates.
If a large number of Units are tendered pursuant to the Offer, the likelihood of such removal or amendment could increase. However, as described in (b)(ii) below, the Purchaser has agreed, among other things, (i) subject to certain terms and conditions, to permit an affiliate of the General Partners to purchase Units the Purchaser acquires in the Offer and (ii) not to acquire Units, other than in the Offer, or take certain other action for approximately three years. Accordingly, during that three-year period, the Purchaser will not be in a position unilaterally to remove the General Partners or amend the partnership agreement, and if affiliates of the General Partners acquire Units from the Purchaser that the Purchaser acquires in the Offer, it may become increasingly difficult for any other party to acquire a large block of Units and affect management of the Partnership.

          (b)(ii)  Except as described below, there are no
material contracts, agreements, arrangements or understandings or any actual or potential conflicts of interest between the Partnership or its affiliates and the Purchaser or its affiliates.

          On September 11, 1997 and February 13, 1998, an affiliate of the Purchaser sent letters to the General Partners of the Partnership and the general partners of two related partnerships, Integrated Resources High Equity Partners,
Series 85, A California Limited Partnership, and High Equity Partners L.P. - Series 88 (collectively, the "Related Partnerships") requesting lists of limited partners of the Partnership and the Related Partnerships (collectively, the "Partnerships") to enable one of its affiliates to make a tender offer for units of limited partnership interest in each of the Partnerships (collectively, "HEP Units"). The Purchaser received the lists on March 10, 1998.

          In late October 1997, an affiliate of the Purchaser contacted the managing partner of Northstar Capital Partners ("Northstar"), which indirectly controls the general partners of the Partnerships (collectively, the "HEP General Partners"), to discuss a joint tender offer for HEP Units. That party met with the managing partner of Northstar on November 3, 1997 to discuss the subject. The parties were unable to reach agreement at that time. Thereafter, affiliates of the Purchaser and Northstar discussed the matter from time to time.

          At various times from late December 1997 to early March 1998, affiliates of Northstar and the Purchaser and their respective counsel attended meetings and discussed and negotiated the terms of the agreement described below. The agreement provides, among other things, for: (i) the Purchaser's tender offers for up to 40% of the outstanding HEP Units of the Partnerships, and the cooperation of the General Partners to facilitate such offers (including furnishing the Purchaser with limited partner lists for use in connection with the tender offers and taking a neutral stance with respect to the tender offers) and the transfer of tendered HEP Units to the Purchaser without transfer fees; (ii) an agreement by the Purchaser and its affiliates to limit their acquisition of HEP Units to those acquired in the tender offers and to limit their acquisition of assets or properties of the Partnerships to properties or assets the General Partners or their affiliates have publicly announced their intention to sell or in respect of which they have hired a broker; (iii) an agreement by the Purchaser and its affiliates not to (A) seek the removal of the HEP General Partners or call any meeting of limited partners of the Partnerships; (B) make any proposal to or seek proxies from limited partners of the Partnerships; or (C) act, either alone or in concert with others, to seek to control the management, policies or affairs of the Partnerships or to effect any business combination or other extraordinary transaction with the Partnerships or the HEP General Partners; (iv) an agreement by the Purchaser and its affiliates to vote all HEP Units owned by them in favor of a proposal, if any, by the HEP General Partners resulting in limited partners receiving securities listed on NASDAQ or a national securities exchange; (v) the Purchaser's grant to an affiliate of the HEP General Partners of an option to purchase 50% of the Units acquired in the Offer at a price equal to the lesser of the price paid by the Purchaser or $99.97 per Unit (except that the $99.97 per Unit limitation does not apply, if the purchase price in the Offer is increased to more than $99.97 in response to a competing bid), plus 50% of the Purchaser's costs associated with the Offer; (vi) the grant to that same affiliate of the General Partners of a similar option to purchase 50% of the HEP Units in the Related Partnerships acquired pursuant to the tender offers; and (vii) an agreement pursuant to which either party can initiate so-called "buy/sell" procedures by notifying the other of a specified price per HEP Unit (not to exceed the then current net asset value of the HEP Units) and the other terms and conditions on which the non-initiating party would then be required to elect (subject to certain exceptions) either to buy the HEP Units acquired in connection with the tender offer from the initiating party or to sell the HEP Units to the initiating party. The agreements of the Purchaser and its affiliates described in clauses (ii), (iii) and (iv) above expire on March 6, 2001 (the "Standstill Expiration Date"), but may expire earlier under certain circumstances. In connection with the negotiation of the agreement, Northstar and its affiliates furnished the Purchaser appraisals of each of the Partnerships' properties prepared by an independent appraisal firm in the summer of 1997 (the "Appraisal Information"). See Item 4 below.

ITEM 4.   THE SOLICITATION OR RECOMMENDATION

          (a) The General Partners are expressing no opinion and are remaining neutral with respect to the Offer.

          (b) The purchase price being offered by the Purchaser is 27% less than $116.68, which is an amount (the "Deemed Net Asset Value Per Unit") equal to (i) the sum of the appraisal value of the partnership's real asset (based on the Appraisal Information) plus the Partnership's net current assets at December 31, 1997 (based on the Partnership's balance sheet at that date), divided by (ii) the number of outstanding Units at December 31, 1997. However, the Offer provides Unitholders with the immediate opportunity to liquidate their investment in the Partnership at a price that generally exceeds recent secondary market selling prices for Units. Certain Unitholders may find that 27% discount acceptable, if they want the certainty of an immediate cash purchase in exchange for their Units. Other Unitholders who do not want immediate cash, however, may prefer to continue to retain their investment in the Partnership and potentially receive a greater amount for their Units. Because of differing motivations Unitholders may have, the General Partners are not making a recommendation and are remaining neutral with respect to the Offer. See Item 3(b)(i) above regarding certain conflicts of interest to which the General Partners are subject.

          Although the General Partners are not making a recommendation with respect to the Offer, the General Partners believe Unitholders should consider, among others, the following factors in deciding whether to accept or reject the Offer:

          1. Although the value of the Units is not certain and there is no established public trading market for the Units, the Deemed Net Asset Value Per Unit estimated by the General Partners is $116.68, compared with the $85.00 per Unit price in the Offer. The Deemed Net Asset Value Per Unit was determined based on independent third party appraisals obtained by the Partnerships in the summer of 1997, and take into account the other assets and liabilities of the Partnership reflected on the Partnership's December 31, 1997 balance sheet. The Deemed Net Asset Value Per Unit does not necessarily reflect the amount a Unitholder would receive if the Partnership were liquidated, and does not take into account transaction costs relating to the sale of the Partnership's properties, which would reduce the amounts available for distribution. There can be no assurance that the actual value of a Unit was not more or less than the Deemed Net Asset Value Per Unit, or that the value of a Unit will not increase or decrease.

          The Appraisal Information was obtained in connection with the General Partners' consideration of a possible plan to reorganize the Partnerships. The following table sets forth the market value of each of the Partnership's properties as specified in the Appraisal Information. (In the case of joint venture investments, the value represents the Partnership's proportionate interest in the joint venture. There is no discount to reflect the fact that certain real estate in which the Partnership has an interest is held by joint ventures with affiliated partnerships in which the Partnership itself does not have a controlling interest or the unilateral power to effect a sale of the entire property.)

                                                  Percentage
                 Value of          Aggregate          of
               Partnership's       Appraised      Interest of
Property         Interest            Value        Partnership
----------     --------------      -----------    ------------

Century Park I    $ 8,000,000      $16,000,000         50.000%

568 Broadway        9,731,250       25,000,000         38.925

Seattle Tower       5,500,000       11,000,000         50.000

Commonwealth
 Industrial Park  $ 7,200,000      $ 7,200,000         100.000

Commerce Plaza I    7,200,000        7,200,000         100.000

Melrose Crossing    3,000,000        3,000,000         100.000

Matthews Township
  Festival          9,800,000        9,800,000         100.000

Sutton Square
 Shopping Center   10,300,000       10,300,000         100.000

TMR Warehouse       4,379,920       21,200,000          20.660

    TOTAL         $65,111,170     $110,700,000

          The sum of the appraised value of the Partnership's real estate plus the Partnership's net current assets at December
31, 1997 equals $72,218,105, or $116.68 per Unit.

          2. Secondary market sales activity for the Units, including privately negotiated sales, has been limited. At present, privately negotiated sales and sales through intermediaries (e.g., through the trading system operated by American Partnership Board, Inc., which publishes sell offers by holders of Units) are the only means available to a Unitholder to liquidate an investment in Units (other than the Offer and other possible tender offers) because the Units are not listed or traded on any exchange or quoted on any NASDAQ list or system. According to Partnership Spectrum, an independent industry publication, between December 1, 1997 and January 31, 1998, there were 982 Units traded in the secondary market between a high of $95.00 per Unit and a low of $60.00 per Unit, with a weighted average price of $66.08 per Unit. Such prices do not take into account commissions and other transactional costs payable by sellers of Units (which typically range between 8% and 10% of the reported selling price). In addition, such prices do not reflect the prices per Unit paid by an affiliate of the General Partners in that period ranging from $71.75 per Unit to $81.00 per Unit, or the $100.00 per Unit and $113.00 per Unit paid by an affiliate of the General Partners in mid-February 1998. See Item 6 below.

          3. Three tender offers for Units have occurred since 1996. Each offer has been for fewer than 5% of the outstanding Units. The offer prices have been $25.00 per Unit (in an April 1996 tender offer), $51.00 per Unit (in a February 1997 tender offer) and $65.00 per Unit (in a December 1997 tender offer). These tender offers have afforded only a modest amount of liquidity to limited partners, and, in each case, the General Partners have recommended that limited partners reject the offer.

          4. The General Partners are actively considering a variety of plans to enhance the value and liquidity of the Units. The plans have included possible conversion of the Partnership into an actively traded real estate investment trust (the "Reorganization Plan"), in which, the General Partners believe, the trading price for the securities that would be issued in exchange for the Units could be greater than the trading price currently available in the secondary market. The Reorganization Plan would require as a condition to its consummation, among other things, the approval by holders of a majority of the outstanding Units. There can be no assurance the Reorganization Plan, or any other plan, will actually be proposed by the General Partners, or, if proposed, will be approved by holders of a majority of the outstanding Units or consummated.

          5. Unitholders who tender their Units will be giving up the opportunity to participate in any potential benefits represented by ownership of such Units, including participation in possible future tender offers by the Purchaser or its affiliates, possible distributions by the Partnership, possible appreciation in the value of the Units and participation in any reorganization of the Partnership, including the Reorganization Plan, or resolution or disposition of the litigation described in paragraph 10 below.

          6. The agreement among the Purchaser and affiliates of the General Partners described in Item 3 above creates certain conflicts of interest for the General Partners with respect to the Offer.

          7. Unitholders could, as an alternative to tendering their Units, propose a variety of possible actions, including liquidation of the Partnership or removal and replacement of the General Partners.

          8. Depending upon the number of Units tendered pursuant to the Offer and whether the Purchaser or its affiliates, on the one hand, or affiliates of the General Partners, on the other hand, acquire Units from the other pursuant to the agreement described in Item 3 above, the Purchaser or its affiliates, on the one hand, or the General Partners or their affiliates, on the other hand, could be in a stronger position to influence significantly all Partnership decisions on which Unitholders may vote, including decisions regarding removal of the General Partners, merger, sales of assets and liquidation. Accordingly, (i) non-tendering Unitholders could be prevented from taking action they desire that the Purchaser or the General Partners, as the case may be, oppose, and (ii) the Purchaser or the General Partners, as the case may be, may be able to take action opposed by non-tendering Unitholders.

          9. Pursuant to the partnership agreement, transfers of Units that would cause a termination of the Partnership for federal income tax purposes (which may occur when 50% or more of the Units are transferred in a 12-month period) are not permitted. Depending upon the number of Units tendered pursuant to the Offer, sales of Units on the secondary market for the 12-month period following completion of the Offer may be limited. The Partnership will not process a request for transfer of Units during that 12-month period, if the General Partners believe the transfer may cause a tax termination. In determining the number of Units subject to the Offer, the parties to the agreement described in Item 3 above took this restriction into account to permit historical levels of transfers to occur after consummation of the Offer without violating this restriction.

          10. In May 1993, limited partners in the Partnerships commenced a class action (the "California Action") on behalf of all investors against the HEP General Partners and certain related persons and entities asserting various claims arising from alleged mismanagement of the Partnerships. On November 30, 1995, the original plaintiffs and intervening plaintiffs filed a consolidated class and derivative action complaint (the " Complaint") alleging various state law class and derivative claims, including claims for breach of fiduciary duty; breach of contract; unfair and fraudulent business practices under California Bus. & Prof. Code Section 17200; negligence; dissolution, accounting, receivership and removal of general partner; fraud;
and negligent misrepresentation. The Consolidated Complaint alleges, among other things, that the HEP General Partners caused a waste of the Partnerships' assets by collecting management fees in lieu of pursuing a strategy to maximize the value of the investments owned by the investors in the Partnerships, that the HEP General Partners breached their duty of loyalty and due care to the investors by expropriating management fees from the Partnerships without trying to run the Partnerships for the purposes for which they were intended; that the HEP General
Partners were acting improperly to entrench themselves in their position of control over the Partnerships and that their actions prevented non-affiliated entities from making and completing tender offers to purchase HEP Units; that, by refusing to seek the sale of the Partnerships' properties, the HEP General
Partners diminished the value of the investors' equity in the Partnerships; that the HEP General Partners took heavily overvalued asset management fees; and that HEP Units were sold and marketed through the use of false and misleading statements.

          In early 1996, the parties submitted a proposed settlement to the court (the "Proposed Settlement"), which contemplated a reorganization of the three Partnerships into a single real estate investment trust, pursuant to which approximately 85% of the shares of the real estate investment trust would have been allocated to investors in the aggregate (assuming each of the HEP Partnerships participated in the reorganization) and approximately 15% of the shares would have been allocated to the HEP General Partners. In February 1997, the Court declined to grant final approval of the Proposed Settlement.

          The plaintiffs have filed an amended complaint, which generally asserts the same claims as the earlier Consolidated Complaint but contains more detailed factual assertions and eliminates some claims they had previously asserted. The HEP General Partners believe that the amended complaint was subject to challenge on legal grounds and filed demurrers and a motion to strike. In October 1997, the Court granted substantial portions of the HEP General Partners' motions. Thereafter, the HEP General Partners served answers denying the allegations and asserting numerous defenses.

          The plaintiffs and the HEP General Partners recently have engaged in discussions relating to a possible settlement of the California Action, including discussions regarding a possible tender offer by the Partnership or the General Partners or their affiliates for Units at a price that may exceed the price in the Offer. There can be no assurance the parties will enter into a settlement agreement, or that the court will approve any such settlement agreement.

          The HEP General Partners believe each of the claims asserted is meritless and intend to continue vigorously to defend the California Action. The partnership agreement provides for indemnification of the General Partner and their affiliates in certain circumstances. The Partnership has agreed to reimburse the General Partners for the actual costs incurred in defending the California Action and the costs of preparing settlement materials. Through December 31, 1997, the General Partners had billed the Partnership a total of $1,058,511 for these costs, of which $824,511 was paid in February 1997.

ITEM 5.   PERSONS RETAINED, EMPLOYED, OR TO BE COMPENSATED

          Neither the Partnership nor any person acting on its behalf has employed, retained or compensated, or intends to employ, retain or compensate, any person to make solicitations or recommendations to Unitholders on its behalf concerning the Offer.

ITEM 6.   RECENT TRANSACTIONS AND INTENT WITH RESPECT TO
SECURITIES

          (a) Except as set forth below, neither the Partnership nor the General Partners have effected any transactions in the Units during the past 60 days. Except as set forth below, the General Partners are not aware of any transactions in the Units during the past 60 days by any of its executive officers directors, affiliates or subsidiaries.

          (b) Neither the General Partners nor, to the knowledge of the General Partners, any of their executive officers, directors, affiliates or subsidiaries intend to tender Units owned by them to the Purchaser pursuant to the Offer.

Within the past 60 days, Millenium Funding III Corp. (a wholly-owned subsidiary of Presidio Capital Corp., of which the General Partners are themselves wholly-owned subsidiaries) purchased the numbers of Units set forth below at the prices indicated. Each transaction was effected in a brokerage transaction, except for the transactions on February 5, 1998 and February 18, 1998, which were privately negotiated transactions.

Date      Number of Units     Price Per Unit      Aggregate Price
--------  ---------------     --------------      ---------------

1/26/98         60                 $81.00               $4,860.00

1/27/98        400                  80.00               32,000.00

1/27/98        126                  80.34               10,122.50

1/28/98        330                  73.29               24,184.88

1/28/98        257                  75.08               19,294.28

2/2/98         100                  80.00                8,000.00

2/5/98      12,166                 100.00            1,216,600.00

2/10/98         20                  80.00                1,600.00


Date      Number of Units     Price Per Unit      Aggregate Price
--------  ---------------     --------------      ---------------

2/11/98        550                  73.29               40,308.13

2/11/98        152                  73.29               11,139.70

2/16/98        408                  74.31               30,319.50

2/16/98        247                  80.85               19,969.95

2/18/98     20,000                 113.00            2,260,000.00


ITEM 7.   CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT
          COMPANY

          (a) Except as set forth in Item 3 or 4 above, no negotiation is being undertaken or is underway by the Partnership in response to the Offer that relates to or would result in (i) an extraordinary transaction, such as a merger or reorganization, involving the Partnership; (ii) a purchase, sale or transfer of a material amount of assets by the Partnership; (ii) a purchase, sale or transfer of a material amount of assets by the Partnership; (iii) a tender offer for or other acquisition of securities by or of the Partnership; or (iv) any material change in the present capitalization or dividend policy of the Partnership.

          As set forth in Item 4 above, the General Partners are actively considering a variety of plans to explore on value and liquidity from Units. These may include a sale of all or substantially all the Partnership's assets, a consolidation, a merger, financings of Partnership properties followed by distributions or a tender offer for Units at a price in excess of the Offer. However, except as set forth in Item 3 or 4 above, no plans for, or negotiations relating to, any of these types of transactions have been made, and there can be no assurances that any such discussions or plans will be developed or that any such transactions could be successfully consummated.

          (b) There are no transactions, board resolutions, agreements in principle or signed contracts in response to the Offer that relate to or would result in one or more of the matters referred to in (a) above.

ITEM 8.   ADDITIONAL INFORMATION TO BE FURNISHED

          The General Partners have in the past received numerous requests from third parties requesting that such parties be provided with a list of the Partnership's Unitholders. Such a list has been provided by the General Partners to parties only where the General Partners have been satisfied that such list has been properly requested by a person entitled by the partnership agreement to receive the list and/or the party requesting the list has demonstrated that such party has a proper Partnership business purpose in connection with such request, or the General Partners have been satisfied that the Partnership and the Unitholders have obtained appropriate protections from such party with respect to the use of the list. The General Partners agreed to provide a list of the Partnership's Unitholders to the Purchasers in connection with the agreement by the Purchaser and its parent that such parties and their affiliates, among other things, would refrain from acquiring Units in the next three years, except pursuant to the Offer. See Item 3 above.

ITEM 9.   MATERIAL TO BE FILED AS EXHIBITS

          (a) Form of letter to Unitholders from the Partnership dated March 25, 1998.

          (c)(i)    Agreement dated as of March 6, 1998 among
                    Presidio Capital Corp., American Real Estate
                    Holdings, L.P. and Olympia Investors L.P.

          (ii) Agreement of limited partnership of the Partnership, as amended.

                              SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:    March 25, 1998

                         HIGH EQUITY PARTNERS L.P. - SERIES 86

                         By:  RESOURCES CAPITAL CORP.,
                              administrative general partner


                         By:  /s/ Allan B. Rothschild
                              Name:  Allan B. Rothschild
                              Title: Executive Vice President